

Mail Stop 7010

March 18, 2008

Mr. Thomas B. Testa
Gentek Inc.
90 East Halsey Road
Parsippany, New Jersey

       RE: Gentek Inc.
              Form 10-K for the fiscal year ended December 31, 2006
              Filed March 20, 2007
              File #1-14789

Dear Mr. Testa:

      We have reviewed your response letter dated March 11, 2008 and have the following additional comment. After reviewing your response, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A, filed April 25, 2007

Compensation Benchmarking and the Broad-Based Comparator Group, page 16

Thank you for your response to our prior comment 1. Please note that we remain concerned with your analysis regarding the individual performance targets. Please note that the standard for confidential treatment that the staff applies, which is articulated in National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), is that the information be "*likely* to cause *substantial* harm to the competitive position of the parties from whom [the information] had been obtained." (emphasis added). Your argument does not clearly explain how any possible competitive harm would be likely or substantial. Further, with regard to materiality, please note that information must be disclosed if it is material to the compensation decisions the company makes. Whether the performance targets relate to day to day matters that are independently material to investors does not affect the analysis whether disclosure is required in CD&A.

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Please respond to our comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact me at (202) 551-3760, or in my absence, Tricia Armelin, Staff Accountant, at (202) 551-3747 if you have questions regarding our comment.

Sincerely,

Pamela Long
Assistant Director